                                                                    EXHIBIT 99.1

                                   (CSI LOGO)

                CANADIAN SOLAR REPORTS FIRST QUARTER 2007 RESULTS


JIANGSU, CHINA, MAY 14, 2007 -- Canadian Solar Inc. ("the Company," "CSI," or "we") (NASDAQ: CSIQ) today reported its preliminary unaudited financial results for the first quarter ended March 30, 2007.

Net revenues for the first quarter of 2007 were $17.5 million, including $2.8 million silicon material sales, compared to net revenues of $8.8 million for the first quarter of 2006. The net loss for the first quarter of 2007 was $3.9 million, or $0.14 per diluted share, compared to the net loss of $7.1 million, or $0.46 per diluted share, for the first quarter of 2006. Excluding share-based compensation expenses of $2.2 million and the non-cash tax provision of $0.22 million, the net loss for the first quarter of 2007 would have been $1.4 million, or $0.05 per diluted share.

Dr. Shawn Qu, Chairman and CEO of CSI, commented: "Q1 developed as expected, with year-over-year revenue growth, an improvement in blended gross margin and stable pricing compared to Q4 2006. During the quarter, we took the opportunity to reorganize our supply chain to position the Company for success in 2007. In addition, we increased our sales contracts worldwide. The additional sales and marketing resources we added continue to pay off. We saw a clear trend of market demand moving towards high market reputation and financially strong module manufacturers, like CSI. This led to a much higher level of customer activity starting in March 2007, which we expect will further build throughout the year. CSI continues to ramp up its in-house solar cell manufacturing, while also maintaining long-term strategic purchasing from a few selected supply partners. We believe this balanced supply approach creates a win-win situation and provides us with the ability to respond quickly to increased demand from our customers. We continue to build CSI's brand as a trusted supplier of solar products based on product design, performance and customization, as well as after-sale services."

Bing Zhu, our Chief Financial Officer, said: "We made good progress in Q1. In line with normal seasonal patterns and the Chinese New Year factory shut down, Q1 started slowly but picked-up in March. The European market, which was weak in Q406, rebounded strongly and represented over 69% of our sales in Q107, compared to about 45% in Q406. We continue to diversify our geographic reach. Sales to South America represented almost 11% of our revenues in Q1 from nil in previous quarters. In Q207, we expect to also begin selling into Italy and Korea. We are pleased that blended gross margin improved in Q1 compared to Q406 and we expect this trend to continue in Q2 and through the year as we start to benefit from higher solar module shipments, lower materials costs and the continued ramp-up of our in-house cell production lines."

On April 15, 2007, CSI officially opened its first solar cell manufacturing facility, with a manufacturing area of about 10,000 sq meters in Suzhou, China. CSI's first solar cell line, which was installed on February 10, 2007, approximately one month ahead of schedule, has begun producing solar cells. The Company expects to complete Line 2 on schedule at the end of June. Lines 3 and 4, originally planned for completion in December, will be installed on or ahead of schedule, which would bring the total cell manufacturing capacity to 100MW. The new cell facility, which took just seven months from ground breaking to production, exemplifies CSI's ability to execute its strategy to become one of the top ten providers of solar energy solutions in the world.

--------------------------------------------------------------------------------
                      REVENUE BY GEOGRAPHY (US $ MILLIONS)
--------------------------------------------------------------------------------
                           Q106                  Q406                 Q107
--------------------------------------------------------------------------------
    REGION          REVENUE      %       REVENUE        %      REVENUE       %
--------------------------------------------------------------------------------
China                   73      0.8%      13,355      54.8%      3,308     18.9%
--------------------------------------------------------------------------------
Europe               7,752     88.2%      11,013      45.2%     12,139     69.4%
--------------------------------------------------------------------------------
North America          928     10.6%           -       0.0%        225      1.3%
--------------------------------------------------------------------------------
South America            -      0.0%           -       0.0%      1,817     10.4%
--------------------------------------------------------------------------------
Other                   38      0.4%           4       0.0%          -      0.0%
--------------------------------------------------------------------------------
Total Net Revenue    8,791    100.0%      24,372     100.0%     17,489    100.0%
--------------------------------------------------------------------------------

Note: Revenue to China in Q1 07 included $2.8 million silicon materials sales and in Q4 06 included $8.3 million silicon materials sales.


OUTLOOK
Based on current market conditions and our order backlog and production capacity, the Company expects net revenues for the second quarter of 2007 to be in the range of $55 million to $58 million, with cash operating income, determined on a non-GAAP basis by excluding share based compensation and other non-cash items, in the range of $1.5 million to $1.6 million. Blended average solar cell cost is expected to decrease in Q2 compared with Q1, with additional cost reductions through 2007.

The financial information presented in this press release is preliminary and remains subject to additional review and final year-end closing procedures to be performed by us and the completion of the 2006 audit by our external auditors, in particular the completion of the new US GAAP regulation FIN 48 analysis for all open tax years. We expect our audited financial results for 2006 will be finalized in late May 2007 and we expect to file our annual report on 20-F, including audited 2006 financial statements, with the Securities and Exchange Commission ("SEC") shortly thereafter.


INVESTOR CONFERENCE CALL / WEBCAST DETAILS
A conference call has been scheduled for 9:00 p.m. on Monday, May 14, 2007 (in Jiangsu). This will be 9:00 a.m. on Monday, May 14, 2007 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing 800-322-2803 (domestic) or +1-617-614-4925 (international). The passcode to access the call is 46828385. A replay of the call will be available starting one hour after the live call and continuing until noon on Tuesday, May 22, 2007 (in Jiangsu) or midnight on Monday, May 21, 2007 (in New York) at www.csisolar.com and by telephone at 888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is 89796178.

ABOUT CANADIAN SOLAR INC.
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar module and custom-designed solar application products serving worldwide customers. CSI is incorporated in Canada but conducts its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information visit www.csisolar.com.


CONTACTS:

In Jiangsu, P.R. China                  In the U.S.
Bing Zhu, Chief Financial Officer       David Pasquale
Canadian Solar Inc.                     The Ruth Group
Phone: +86-512-62696755                 Phone: +1-646-536-7006
ir@csisolar.com                         dpasquale@theruthgroup.com


SAFE HARBOR/FORWARD-LOOKING STATEMENTS

Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its registration statement on Form F-1 originally filed on October 23, 2006, as amended. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and CSI undertakes no duty to update such information, except as required under applicable law.

                               CANADIAN SOLAR INC.
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE DATA AND UNLESS
                               OTHERWISE STATED)

---------------------------------------------------------------------------------------------------
                                                            Q1 2006        Q4 2006        Q1 2007
---------------------------------------------------------------------------------------------------
Net Revenues:
  Net Revenues -- product                                     8,733         24,372         17,489
  Net Revenues - others                                          58             --             --
---------------------------------------------------------------------------------------------------
Total Net revenues                                            8,791         24,372         17,489

Cost of Revenues:
  Cost of Revenues - product                                  6,261         24,272         17,143
  Cost of Revenues - others                                      58             --             --
---------------------------------------------------------------------------------------------------
Total Cost of Sales                                           6,319         24,272         17,143
---------------------------------------------------------------------------------------------------
Gross profit                                                  2,472            100            346
Operating expenses
  Selling expenses                                              125          1,233          1,053
  General and administrative expenses                           396          3,797          3,086
  Research and development expenses                              28             38            186
---------------------------------------------------------------------------------------------------
Total operating expenses                                        549          5,068          4,325
---------------------------------------------------------------------------------------------------
Income/(Loss) from operations:                                1,923         (4,968)        (3,979)
Other income (expenses):
  Interest expenses                                            (754)          (213)           (67)
  Interest income                                                19            271            285
  Loss on change in fair value of derivatives                (6,997)            --             --
  Loss on change in fair value of instruments related
   to convertible notes                                      (1,190)            --             --
Others -- net                                                     6            (77)            --
---------------------------------------------------------------------------------------------------
Income (loss) before taxes                                   (6,993)        (4,987)        (3,761)
Income taxes                                                    (73)          (169)           (93)
---------------------------------------------------------------------------------------------------
Net Income (loss)                                            (7,066)        (5,156)        (3,854)
===================================================================================================

Basic loss per share                                           0.46           0.21           0.14
Diluted loss per share                                         0.46           0.21           0.14
Basic weighted averaging outstanding share               15,427,995     24,120,000     27,270,000
Diluted weighted averaging outstanding share             15,427,995     24,120,000     27,270,000

                               CANADIAN SOLAR INC.

      RECONCILIATION OF US GAAP GROSS PROFIT, OPERATING INCOME (LOSS) AND NET INCOME (LOSS) TO NON-US GAAP GROSS PROFIT, OPERATING INCOME (LOSS)
                             AND NET INCOME (LOSS)
                                   (UNAUDITED)
                      USE OF NON-GAAP FINANCIAL INFORMATION

To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income
(loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we referr to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company's baseline performance before subtracting other charges which the management considers to be outside of the company's core operating results. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

                                                 Q1 2006                               Q1 2007
                                     GROSS      OPERATING      NET         GROSS      OPERATING      NET
                                    PROFIT        INCOME      INCOME      PROFIT        INCOME      INCOME
                                                  (LOSS)      (LOSS)                    (LOSS)      (LOSS)
                                    ------------------------------------------------------------------------
US GAAP Profit/(Loss)                2,472        1,923       (7,066)        346        (3,979)     (3,854)

  Convertible Note charge                                      8,590
  Share-based compensation charge                                             69         2,224       2,224

Total special items                                            8,590          69         2,224       2,224

Non-US GAAP Profit/(Loss)            2,472        1,923        1,524         415        (1,755)     (1,630)

Adjusted Gross Margin                                          28.12%                                 2.37%
Adjusted Operating Expense - %
 of Revenue                                                     6.25%                                12.01%
Adjusted Operating Margin                                      21.87%                               (10.03%)

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company's operating results, excluding special items.

                               CANADIAN SOLAR INC.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                             DECEMBER 31     MARCH 31
                                                 2006           2007
----------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                     40,911         26,212
  Restricted cash                                  825             --
  Accounts receivable, net                      17,344         20,044
  Inventories                                   39,700         48,588
  Value added tax recoverable                    2,281          3,501
  Advances to suppliers                         13,484         11,906
  Prepaid and other current assets               2,399          1,007
                                             -------------------------
Total current assets                           116,944        111,258
                                             -------------------------
Property, plant and equipment, net               7,910         14,099

Intangible assets                                   39             53
Prepaid lease payments                           1,103          1,108
Deferred tax assets - non current                3,674          3,199
                                             -------------------------
TOTAL ASSETS                                   129,670        129,717
                                             =========================

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:

  Short term borrowings                          3,311         10,344
  Accounts payable                               6,874          3,403
  Other payables                                   993          1,641
  Advances from suppliers and customers          3,225            704
  Amounts due to related parties                   149            174
  Other current liabilities                      1,191            847
  Income tax payable                                86            156
                                             -------------------------
Total current liabilities                       15,829         17,269
                                             -------------------------
Accrued warranty costs                             875          1,026
                                             -------------------------
TOTAL LIABILITIES                               16,704         18,295
                                             -------------------------
Stockholders' equity
  Common shares                                 97,402         97,402
  Additional paid in capital                    17,348         19,572
  Accumulated deficit                           (2,834)        (7,300)
  Accumulated other comprehensive income         1,050          1,748
                                             -------------------------
Total stockholders' equity                     112,966        111,422
                                             -------------------------

                                             -------------------------
LIABILITIES AND STOCKHOLDER'S EQUITY           129,670        129,717
                                             =========================